UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2003
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	January 10, 2002
By
Name:	Marcos Grodetsky
Title:		Director of Investor Relations




CONSOLIDATED FORM
Management and Related Persons Negotiation of Securities Issued by the Company
 Article 11 - CVM Instruction # 358/2002

In December 2002, no trading with securities and derivatives were made along the month, in compliance with Article 11 - CVM Instruction # 358/2002, been the position of securities and derivatives as follows:

Company Name:  Tele Norte Leste Participacoes S/A
Group and Related Persons

( X )
Board of Directors
(  )
Management
(  )
Audit Committee
(  )
Technical and Consulting Committees
Initial balance (November 30, 2002) equals to Final balance (December 31, 2002) , without trading along the month
Securities/
Derivatives

Securities Characteristics (2)

Quantity
%



Same Class and Type
Total
Shares
Common
24,984
0.00%
0.00%
Shares
Preferred
60,942
0.00%
0.00%


Company Name:  Tele Norte Leste Participacoes S/A
Group and Related Persons

(  )
Board of Directors
( X )
Management
(  )
Audit Committee
(  )
Technical and Consulting Committees
Initial balance (November 30, 2002) equals to Final balance (December 31, 2002) , without trading along the month
Securities/
Derivatives

Securities Characteristics (2)

Quantity
%



Same Class and Type
Total
Shares
Common
1
0.00%
0.00%
Shares
Preferred
11,300,000
0.00%
0.00%


Company Name:  Tele Norte Leste Participacoes S/A
Group and Related Persons

(  )
Board of Directors
(  )
Management
(X )
Audit Committee
(  )
Technical and Consulting Committees
Initial balance (November 30, 2002) equals to Final balance (December 31, 2002) , without trading along the month
Securities/
Derivatives

Securities Characteristics (2)

Quantity
%



Same Class and Type
Total
Shares
Common
6,974
0.00%
0.00%



Holding Company Name: Telemar Participacoes S/A
Group and Related Persons

( X )
Board of Directors
( )
Management
(  )
Audit Committee
(  )
Technical and Consulting Committees
Initial balance (November 30, 2002) equals to Final balance (December 31, 2002) , without trading along the month
Securities/
Derivatives

Securities Characteristics (2)

Quantity
%



Same Class and Type
Total
Shares
Common
8
0.00%
0.00%





Controlled Company Name:  Telemar Norte Leste S/A
Group and Related Persons

( X )
Board of Directors
(  )
Management
(   )
Audit Committee
(  )
Technical and Consulting Committees
Initial balance (November 30, 2002) equals to Final balance (December 31, 2002) , without trading along the month
Securities/
Derivatives

Securities Characteristics (2)

Quantity
%



Same Class and Type
Total
Shares
Common
6,417
0.00%
0.00%
Shares
Preferred
17,742
0.00%
0.00%


Controlled Company Name:  Telemar Norte Leste S/A
Group and Related Persons

(   )
Board of Directors
( X  )
Management
(   )
Audit Committee
(  )
Technical and Consulting Committees
Initial balance (November 30, 2002) equals to Final balance (December 31, 2002) , without trading along the month
Securities/
Derivatives

Securities Characteristics (2)

Quantity
%



Same Class and Type
Total
Shares
Common
2,358
0.00%
0.00%
Shares
Preferred
2,359
0.00%
0.00%


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

4








Tele Norte Leste Participacoes S/A